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                              October 20, 2022

       Ivan Kaufman
       Chief Executive Officer and Chairman of the Board of Directors Arbor Rapha Capital Bioholdings Corp. I
       333 Earle Ovington Boulevard, Suite 900
       Uniondale, NY 11553

                                                        Re: Arbor Rapha Capital
Bioholdings Corp. I
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 14,
2022
                                                            File No. 001-40967

       Dear Ivan Kaufman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed October 14, 2022

       General

   1. Please update your preliminary proxy statement to specify the proposed extended date by which you must
consummate a business combination.
   2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from
 Ivan Kaufman
Arbor Rapha Capital Bioholdings Corp. I
October 20, 2022
Page 2
      completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 if you
have any questions.



                                                          Sincerely,
FirstName LastNameIvan Kaufman
                                                     Division of Corporation
Finance
Comapany NameArbor Rapha Capital Bioholdings Corp. I
                                                     Office of Real Estate &
Construction
October 20, 2022 Page 2
cc:       David Goldschmidt
FirstName LastName